UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

September 17, 2008

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Wavecom S.A.

File No. 000-30078 - CF#20109

   Wavecom S.A. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibit(s) to a Form 20-F filed on April 11, 2007, as amended on September 9, 2008.

   Based on representations by Wavecom S.A. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

    Exhibit 4.11 through April 11, 2011

   For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

        Kathleen Krebs
        Special Counsel